Exhibit 99.1

Inspira Begins AME Technology Implementation Process with One of the World's 10 Largest U.S. Based Companies

RA'ANANA, Israel, April 13, 2026 -- Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN) ("Inspira" or the "Company"), today announced the commencement of an AME technology implementation with a customer that is one of the world's 10 largest U.S.-based companies. This engagement marks a significant step in the practical execution of the Company's strategic expansion into advanced technology markets following its acquisition of the AME (Additive Manufactured Electronics) business, including Inspira's entry into the cryogenic connectivity space for quantum computing, where the AME platform is being leveraged to address one of the most critical scaling bottlenecks facing the quantum industry today.

The rollout has already commenced and is focused on advancing Inspira's AME technology at a U.S. research and development facility, integrated into one of the world's most advanced corporate technology infrastructures. The customer operates at the forefront of artificial intelligence, computing infrastructure, and platform technologies globally.

The Company believes this implementation process provides high-level validation of its AME platform and reflects ongoing commercial engagement with a customer operating at the highest tier of the global corporate technology landscape. Importantly, this engagement reinforces recurring revenue-generating activity associated with that customer relationship. Furthermore, the process demonstrates broader demand from elite technology organizations for solutions addressing next-generation hardware connectivity and integration challenges.

"We view this type of engagement as confirmation of the practical relevance of our AME platform," said Dagi Ben-Noon, Chief Executive Officer of Inspira. "We are not speaking about theoretical potential. We are engaged in an active implementation process with a paying customer ranked among the largest companies in the world, a company with the resources, expertise, and infrastructure to validate our AME technology at the highest level. We view this engagement as an important signal of where this platform can go."

Inspira believes that the customer’s participation in this type of implementation process supports additional strategic opportunities and further strengthens the positioning of its AME platform across advanced technology markets.

About Inspira Technologies

Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN) is a technology company focused on solving the most critical physical and hardware bottlenecks in quantum computing connectivity. Inspira develops unique quantum connectivity solutions designed for high-density, thermally optimized operation in dilution cryostats, a prerequisite for scaling quantum systems beyond current physical limitations. Additionally, the Company continues to advance its medical technology portfolio, including its respiratory support and blood monitoring platforms under a dedicated business unit. For more information, please visit: www.q-trex.com and www.inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential for its AME technology and business, that its AME platform is being leveraged to address one of the most critical scaling bottlenecks facing the quantum industry today, the belief that the contract implementation provides high-level validation of its AME platform, reflects ongoing commercial engagement with a customer operating at the highest tier of the global corporate technology landscape, reinforces recurring revenue-generating activity associated with that customer relationship and that it demonstrates broader demand from elite technology organizations for solutions addressing next-generation hardware connectivity and integration challenges, that it views the engagement as confirmation of the practical relevance of our AME platform and as an important signal of where its AME platform can go and its belief that the customer’s participation in this type of implementation process supports additional strategic opportunities and further strengthens the positioning of its AME platform across advanced technology markets. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact
Inspira Technologies
Email: info@inspirao2.com
Phone: +972-9-9664485

Investor Relations Contact
Arx Investor Relations
North American Equities Desk
inspira@arxhq.com